                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2000



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

With a 33% increase in Total Company EBITDA for the second quarter, we are on track to have another successful year. These results reinforce our positive outlook for the Company and provide us with a strong foundation from which to grow.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Income from continuing operations for the second quarter ended December 31, 2000 was $10.7 million, or 25 cents per share, compared with $4.3 million, or 10 cents per share for the quarter ended December 31, 1999. The results for the quarter included a non-cash income tax recovery of $5.3 million related to a reduction in the recorded amount of the Company's future income tax liabilities due to substantively enacted income tax rate reductions announced in the October 2000 Canadian federal budget. Revenue for the quarter increased 43% to $207.0 million, from $145.2 million in the same quarter last year. Total Company EBITDA for the period increased 33% to $34.7 million from $26.0 million in the second quarter of 1999.

Income from continuing operations for the six months ended December 31, 2000 was $7.5 million, or 17 cents per share, on revenue of $336.9 million, compared with income from continuing operations of $1.1 million, or 3 cents per share, on revenue of $270.5 million reported in the six months ended December 31, 1999.

Ski and resort operations revenue was $94.3 million in the second quarter, increasing 16% from the $81.6 million in the same period last year. This growth was attributed primarily to a substantial increase in the available accommodation at the Company's resorts, the impact of the large investment in facilities and villages over the past three years, and, to a lesser extent, a return to normal weather patterns after the unusual winters of the past two years. For the six-month period ended December 31, 2000, ski and resort operations revenue increased 16% to $157.5 million from $136.3 million for the comparable period ended December 31, 1999.

Operating profit from ski and resort operations for the second quarter was $15.7 million, increasing 55% from $10.1 million last year. Operating leverage from the strong revenue growth improved profit margins from 12.4% to 16.7%. For the six months ended December 31, 2000, operating profit from ski and resort operations increased 85% to $17.3 million from $9.3 million in the same period last year.

Real estate revenue was $110.8 million for the second quarter, an increase of 82% from $60.9 million reported in the same quarter last year. Approximately two-thirds of the revenue was generated by the delivery of units at Copper and Mammoth. The Company's unique vacation ownership concept, Club Intrawest, had a strong second quarter with revenue increasing 31% to $6.8 million from $5.2 million in the comparable period in 1999. Operating profit from real estate sales totaled $14.7 million for the quarter, up 10% from $13.4 million last year. The profit margin of 13.3% reflects the mix of units and the relative weighting of closings from the less mature resort villages of Copper and Mammoth. For the six-month period ended December 31, 2000, real estate revenue and operating profit were $174.5 million and $26.8 million, respectively, compared with $128.1 million and $23.7 million in the corresponding period last year. The profit margin for the six months was 15.4%.

LATEST COMPANY DEVELOPMENTS

Our strategy on the real estate side of our business continues to focus on risk mitigation with our ability to pre-sell projects before we build. Since November, four projects have been launched and all four sold out. Mountain Creek's first real estate offering of 42 units was over-subscribed and as a result, a second phase of the project was also offered and the Company sold 64 units in total. We will be applying our proven village-centered formula at Mountain Creek to create a four-season destination resort an hour and a half away from 22 million people. In addition to our success at Mountain Creek, three projects were sold out at Whistler, including a 176-quarter ownership project that pushed the total number of quarter ownership units sold at the resort to almost 700 since we introduced the concept.

Club Intrawest continues to thrive and set new records for membership sales. With locations now open at Whistler, Panorama, Tremblant, Palm Desert and Kauai and with more to open soon at Sandestin Golf and Beach Resort, Blue Mountain and in downtown Vancouver, Club Intrawest is expanding its appeal. In the coming months, we will be introducing a sales center in downtown Toronto to broaden market access and drive membership. We are also actively pursuing other Club locations both within and outside the Intrawest network. The quality of the accommodations and vacation experience coupled with the diverse locations offered by Club Intrawest are showing dividends with a substantial number of members increasing their investment and referring friends and family. Almost 33% of the sales over the past six months can be attributed to this alone. We expect this business to be a growing contributor going forward.

NRP SHARES

The Company announced that it will redeem 970,000, or approximately 15%, of its non-resort preferred ("NRP") shares on April 1, 2001 by payment of Cdn.$2.65 per share for each NRP share to be redeemed.

A normal course issuer bid for up to 1,022,000 of the NRP shares expired on December 28, 2000. Under such bid, Intrawest purchased 393,500 NRP shares at an average price of Cdn.$1.81 per share. A Notice of Intention in respect of a new normal course issuer bid for the purchase of up to 465,000 NRP shares (being no greater than 10% of the public float of NRP shares as at January 10, 2001), commencing on January 10, 2001 and terminating on January 9, 2002 has been accepted by The Toronto Stock Exchange ("TSE"). Purchases of NRP shares pursuant to the normal course issuer bid will be effected, on behalf of the Company, by a registered investment dealer through the facilities of the TSE. The price paid by the Company for any NRP shares purchased by it will be the market price of the shares at the time of purchase. The purchase of NRP shares pursuant to the normal course issuer bid is subject to limitations and restrictions in the share rights attached to the NRP shares which provides, among other things, that the Company may purchase NRP shares only to the extent of "Available Cumulative NRP Net Cash Flow" as defined in such share rights, that the aggregate purchase price of all NRP shares during any fiscal quarter shall not exceed Cdn.$1,000,000 and that any purchases shall be made at a price per share not to exceed Cdn.$2.38.

A shareholder may obtain a copy of the Notice of Intention to make a Normal Course Issuer Bid filed with the TSE, without charge, by contacting the Corporate Secretary of the Company at Suite 800, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

OUTLOOK

With the significant number of lodging units we have brought on at our resorts in the past year, coupled with our marketing initiatives and strong early seasons pass and frequency card sales, we presented a very positive outlook for the year to our shareholders last fall. We are pleased that the strong performance to date has confirmed our earlier optimism for the season.

Our ability to continually meet expectations speaks to the predictability of our business regardless of weather conditions. Although the past two years were challenging weather years, we continued to grow resort operations EBITDA on a same-resort basis at 17.7% in fiscal 1999 and 15.3% in fiscal 2000. This demonstrates that although a small portion of our customer base, principally the regional day-visitor, is influenced by weather, the core of our business is built around destination visitors and committed regional guests (i.e. season pass holders and real estate owners) who provide the bulk of our revenues and are relatively weather insensitive. When combined with the continuing growth of our villages, this predictability gives us great confidence that we can maintain 16-20% per annum operating income growth going forward.

The future for the Company has never looked brighter.

On behalf of the Board,

/s/ Joe S. Houssian                     /s/ Daniel O. Jarvis
Chairman, President and                 Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

February 12, 2001

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     Three months ended                  Six months ended
                                                            December 31                       December 31
---------------------------------------------------------------------------------------------------------
                                                     2000            1999            2000            1999
---------------------------------------------------------------------------------------------------------
                                        (in thousands of US dollars, except per share amounts) (unaudited)
REVENUE:
  Ski and resort operations                     $  94,278       $  81,620       $ 157,477       $ 136,291
  Real estate sales                               110,846          60,916         174,461         128,138
  Rental properties                                 1,785           1,614           3,423           3,059
  Interest and other income                           140           1,056           1,547           3,001
---------------------------------------------------------------------------------------------------------
                                                  207,049         145,206         336,908         270,489
EXPENSES:
  Ski and resort operations                        78,551          71,494         140,216         126,963
  Real estate costs                                96,116          47,476         147,612         104,478
  Rental properties                                 1,039             821           1,805           1,486
  Interest                                         10,987           9,466          21,627          17,983
  Depreciation and amortization                     9,454           7,506          16,985          14,049
  General and administrative                        2,198           1,291           4,250           2,984
---------------------------------------------------------------------------------------------------------
                                                  198,345         138,054         332,495         267,943
---------------------------------------------------------------------------------------------------------
Income before undernoted                            8,704           7,152           4,413           2,546
Provision for income taxes                         (3,129)          1,558          (4,102)            523
---------------------------------------------------------------------------------------------------------
Income before non-controlling interest
  and discontinued operations                      11,833           5,594           8,515           2,023
Non-controlling interest                            1,141           1,312           1,029             931
---------------------------------------------------------------------------------------------------------
Income from continuing operations                  10,692           4,282           7,486           1,092
Results of discontinued operations                     55            (170)             87              68
---------------------------------------------------------------------------------------------------------
Income for the period                           $  10,747       $   4,112       $   7,573       $   1,160
---------------------------------------------------------------------------------------------------------

Income per common share:
  Income from continuing operations             $    0.25       $    0.10       $    0.17       $    0.03
  Net income                                    $    0.25       $    0.10       $    0.17       $    0.03
---------------------------------------------------------------------------------------------------------

Weighted average number of
  common shares outstanding (in thousands)         43,568          43,345          43,526          43,310
---------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of US dollars) (unaudited)


--------------------------------------------------------------------------------------------
                                                                      2000              1999
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $    67,289       $    75,393
  Amounts receivable                                                61,643            50,553
  Other assets                                                     121,330            89,931
  Properties:
    Resort                                                         332,322           175,950
    Discontinued operations                                             78                84
  Future income taxes                                                4,445                --
--------------------------------------------------------------------------------------------
                                                                   587,107           391,911
Ski and resort operations                                          830,570           759,648
Properties:
  Resort                                                           325,675           357,141
  Discontinued operations                                            9,070             9,866
Amounts receivable                                                  35,600            48,063
Other assets                                                        74,824            63,170
Goodwill                                                            22,882            19,124
--------------------------------------------------------------------------------------------
                                                               $ 1,885,728       $ 1,648,923
--------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable                                              $   133,229       $   116,421
  Deferred revenue                                                 107,432            82,501
  Bank and other indebtedness, current portion:
    Resort                                                         310,784           122,028
    Discontinued operations                                             83               552
--------------------------------------------------------------------------------------------
                                                                   551,528           321,502
Bank and other indebtedness:
  Resort                                                           675,453           717,388
  Discontinued operations                                            4,022             4,042
Due to joint venture partners                                       12,785            16,571
Deferred revenue                                                    19,825            32,360
Future income taxes                                                 77,948                --
Deferred income taxes                                                   --             6,657
Non-controlling interest in subsidiaries                            28,531            24,187
--------------------------------------------------------------------------------------------
                                                                 1,370,092         1,122,707
Shareholders' equity:
  Capital stock                                                    413,039           430,578
  Retained earnings                                                137,203           135,045
  Foreign currency translation adjustment                          (34,606)          (39,407)
--------------------------------------------------------------------------------------------
                                                                   515,636           526,216
--------------------------------------------------------------------------------------------
                                                               $ 1,885,728       $ 1,648,923
--------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                   Three months ended                Six months ended
                                                          December 31                     December 31
-----------------------------------------------------------------------------------------------------
                                                 2000            1999            2000            1999
-----------------------------------------------------------------------------------------------------
                                                             (in thousands of US dollars) (unaudited)
Retained earnings, beginning of period      $ 128,779       $ 133,336       $ 131,953       $ 136,288
Income for the period                          10,747           4,112           7,573           1,160
Dividends                                      (2,323)         (2,403)         (2,323)         (2,403)
-----------------------------------------------------------------------------------------------------
Retained earnings, end of period            $ 137,203       $ 135,045       $ 137,203       $ 135,045
-----------------------------------------------------------------------------------------------------


INFORMATION ON COMMON SHARES
As at December 31, 2000
AUTHORIZED
200,000,000 without par value


------------------------------------------------------------------------
                                              Number of
                                          common shares          Amount
------------------------------------------------------------------------
                                                          (in thousands
                                                          of US dollars)
                                                             (unaudited)
Issued
December 31, 2000                            43,649,094      $  397,371
Stock options outstanding                     3,472,800

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Three months ended                Six months ended
                                                                                        December 31                     December 31
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               2000            1999            2000            1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands of US dollars) (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATIONS:
  Income from continuing operations                                       $  10,692       $   4,282       $   7,486       $   1,092
  Items not affecting cash:
     Depreciation and amortization                                            9,454           7,506          16,985          14,049
     Future income taxes                                                     (5,276)             --          (5,276)             --
     Non-controlling interest                                                 1,141           1,312           1,029             931
-----------------------------------------------------------------------------------------------------------------------------------
  Cash flow from continuing operations                                       16,011          13,100          20,224          16,072
  Recovery of costs through real estate sales                                96,116          47,476         147,612         104,478
  (Increase) decrease in amounts receivable, net                               (248)          3,424          (4,267)          2,299
  Acquisition and development of properties held for sale                  (132,918)       (100,557)       (230,290)       (177,654)
  Changes in non-cash operating working capital                              39,996             103         (22,688)         10,510
-----------------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used for) continuing operating activities                18,957         (36,454)        (89,409)        (44,295)
  Cash provided by discontinued operations                                    2,970           6,307           4,360           7,344
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             21,927         (30,147)        (85,049)        (36,951)
FINANCING:
  Bank and other borrowings, net                                             31,979         117,984         152,835         119,855
  Issue of capital stock                                                        759             130           1,435             130
  Redemption of non-resort preferred shares                                  (2,115)             --          (2,115)         (8,705)
  Dividends paid                                                             (2,323)         (2,403)         (2,323)         (2,403)
  Distributions to non-controlling interests                                 (1,283)             --          (1,283)             --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             27,017         115,711         148,549         108,877
INVESTMENTS:
  Proceeds from (expenditures on) revenue-producing
     properties, net                                                         (3,759)          4,681          (4,248)          4,475
  Expenditures on ski and resort operation assets, net                      (39,034)        (63,716)        (55,982)        (76,626)
  Expenditures on other assets, net                                          (8,145)         (4,712)         (8,417)         (6,839)
  Expenditures on business acquisitions,
     net of cash acquired                                                    (6,549)             --          (6,549)             --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (57,487)        (63,747)        (75,196)        (78,990)
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                             (8,543)         21,817         (11,696)         (7,064)
Cash and cash equivalents, beginning of period                               75,832          53,576          78,985          82,457
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  $  67,289       $  75,393       $  67,289       $  75,393
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
  Interest paid                                                           $  13,243       $  10,837       $  39,353       $  25,761
  Taxes paid                                                                  1,202             194           2,885             375

NON-CASH FINANCING ACTIVITIES:
  Issue of capital stock                                                  $      --      $       --       $      --       $   1,420

NON-CASH INVESTING ACTIVITIES:
  Business acquisitions                                                   $   5,347      $       --       $   5,347         $    --

SEGMENT DISCLOSURES

The following table presents the Company's results from continuing operations by reportable segment:


                                                      Three months ended             Six months ended
                                                            December 31                 December 31
------------------------------------------------------------------------------------------------------
                                                   2000            1999            2000           1999
------------------------------------------------------------------------------------------------------
                                                               (in thousands of US dollars) (unaudited)
REVENUE FROM EXTERNAL CUSTOMERS
  Ski and resort                              $  85,588       $  71,674       $ 131,039      $ 112,223
  Real estate                                   112,631          62,530         177,884        131,197
  Warm-weather                                    8,690           9,946          26,438         24,068
  Corporate and all other                           140           1,056           1,547          3,001
------------------------------------------------------------------------------------------------------
                                              $ 207,049       $ 145,206       $ 336,908      $ 270,489
------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS) BEFORE INTEREST,
  DEPRECIATION AND AMORTIZATION,
  AND INCOME TAXES
  Ski and resort                              $  16,891       $  10,471       $  15,453      $   7,208
  Real estate                                    15,476          14,233          28,467         25,233
  Warm-weather                                   (1,164)           (345)          1,808          2,120
  Corporate and all other                           140           1,056           1,547          3,001
------------------------------------------------------------------------------------------------------
                                                 31,343          25,415          47,275         37,562
  Less
    Interest                                     10,987           9,466          21,627         17,983
    Depreciation and amortization                 9,454           7,506          16,985         14,049
    General and administrative                    2,198           1,291           4,250          2,984
------------------------------------------------------------------------------------------------------
                                                 22,639          18,263          42,862         35,016
------------------------------------------------------------------------------------------------------
                                              $   8,704       $   7,152       $   4,413      $   2,546
------------------------------------------------------------------------------------------------------


There have been no changes from the June 30, 2000 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: March 1, 2001                       By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary